UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Stelmar Shipping Ltd. (SJH)

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

V8726M103

(CUSIP Number)

George Karageorgiou

c/o Stelinvest Corp.

Status Center

2A Areos Str.

Vouliagmeni, 16671

Athens, Greece

Tel: 011 30 210 967 1019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103	Page 2 of 8

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Stelshi Holding Ltd.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,138,584 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,138,584

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,138,584
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.50%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. V8726M103	Page 3 of 8

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Stelios Haji-Ioannou
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) See the originally filed Schedule 13D and Amendment Nos.1 and 2 thereto.	☒
6.	Citizenship or Place of Organization Britain and Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,138,584 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,138,584

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,138,584
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.50%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. V8726M103	Page 4 of 8

This statement constitutes Amendment No. 15 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 14, the “Schedule 13D”) on behalf of Stelshi Holding Ltd., a Liberian corporation (“Stelshi”), and its sole shareholder, Stelios Haji-Ioannou (“Stelios” and together with Stelshi, the “Reporting Persons”) with respect to the common stock, par value $.02 per share (the “Shares”) of Stelmar Shipping Ltd., a Liberian corporation (“Stelmar” or the “Company”). Capitalized terms not defined in this Amendment No. 15 shall have the respective meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

CUSIP No. V8726M103	Page 5 of 8

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On September 20, 2004, the Reporting Persons, through their attorneys, sent a letter to counsel for the Board of Directors of Stelmar (the “September 20 Demand Letter”) in response to the announcement that the Board of Directors has approved a merger of Stelmar with affiliates of Fortress Investment Group LLC for $38.55 in cash per share. In the September 20 Demand Letter, the Reporting Persons demanded that the Company and its Board of Directors take all necessary steps to ensure that they are undertaking a process that ensures that shareholder value is maximized. The September 20 Demand Letter stated that the Reporting persons are considering alternatives and reserve the right to take appropriate measures without further notice. The Reporting Persons further demanded a response by September 27, 2004. The September 20 Demand Letter is attached hereto as Exhibit A.

Although the foregoing represents the general range of activities presently contemplated by the Reporting Persons with respect to Stelmar, the Reporting Persons intend to continually review the Company’s business, affairs, management and financial position, as well as conditions in the securities market and general economic and industrial conditions. The possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. V8726M103	Page 6 of 8

The foregoing may be taken by some or all of the Reporting Persons.

Item 7. Material to Be Filed as Exhibits.

A Joint Filing Agreement between Stelshi and Stelios is filed as an exhibit to Amendment No. 14 to the Schedule 13D and is incorporated by reference herein.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description

A	September 20 Demand Letter from the Reporting Persons to counsel for the Board of Directors of Stelmar, dated September 20, 2004.

B	Power of Attorney, dated September 16, 2004.-

CUSIP No. V8726M103	Page 7 of 8

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 20, 2004

STELSHI HOLDING LTD.

By:	/s/ George Charalambous

Name:	George Charalambous
Title:	Director

/s/ George Charalambous

George Charalambous
Attorney-in-fact for Stelios Haji-Ioannou (1)

(1) A Power of Attorney authorizing George Charalambous to act on behalf of this person is filed as Exhibit B hereto.

CUSIP No. V8726M103	Page 8 of 8

EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location

A	September 20 Demand Letter from the Reporting Persons to counsel for the Board of Directors of Stelmar, dated September 20, 2004.	Filed herewith
B	Power of Attorney, dated September 16, 2004.	Filed herewith